UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2026

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

BioNTech SE Announces Appointment of New Independent Auditor

MAINZ, Germany, 18. September 2026 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) today announced that the Company’s Supervisory Board has approved the appointment of KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) as BioNTech’s independent auditor for the financial year ending December 31, 2027, subject to election by the Company’s shareholders at the upcoming Annual General Meeting.

The appointment follows a comprehensive and competitive audit tender process overseen by the Audit Committee of the Supervisory Board. Following a detailed evaluation of the participating firms against predefined selection criteria, the Audit Committee unanimously recommended the appointment of KPMG as BioNTech’s new independent auditor to the Supervisory Board. The Supervisory Board subsequently approved the recommendation and will propose the appointment to the shareholders for election at the Company’s upcoming Annual General Meeting.

While BioNTech is not subject to mandatory auditor rotation requirements, the Supervisory Board and its Audit Committee believe that periodically reassessing the Company’s external audit arrangements through a competitive selection process is consistent with good governance practices.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: September 18, 2026